UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

BBD Initiative Kabushiki Kaisha

(Name of Subject Company)

BBD Initiative Inc.

(Translation of Subject Company’s Name into English (if applicable)

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Headwaters Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Headwaters Co., Ltd.

Attn: Yosuke Shinoda

4F, Shinjuku Island Tower

6-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-1304 Japan

Telephone: +81-3-6258-0525

Copies to:

Kentaro Tanaka

TMI Associates

23rd Floor, Roppongi Hills Mori Tower

6-10-1 Roppongi, Minato-ku, Tokyo 106-6123 Japan

Telephone: +81-3-6438-5511

Nobuki Takeuchi

TMI Associates Silicon Valley LLP

1700 S El Camino Real, STE300

San Mateo, CA 94402 USA

Telephone: +1-650-477-2277

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents are published in Japan and attached as exhibits to this Form:

Exhibit No.	Description

A	English translation of Notice Concerning Execution of Merger Agreement Between Headwaters Co., Ltd. and BBD Initiative Inc.

B	English translation of Extraordinary Report to Kanto Local Finance Bureau dated January 26, 2026 under the Financial Instruments and Exchange Act of Japan Concerning Execution of Merger Agreement Between Headwaters Co., Ltd. and BBD Initiative Inc.

C	English translation of Notice Concerning Change to Subsidiary Companies as a Result of Merger with BBD Initiative Inc.

D	English translation of Extraordinary Report to Kanto Local Finance Bureau dated January 26, 2026 under the Financial Instruments and Exchange Act of Japan Concerning Change to Specified Subsidiary Companies as a Result of Merger with BBD Initiative Inc.

(b)	Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included on each document filed as an exhibit to this form.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Headwaters Co., Ltd. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Headwaters Co., Ltd.

By:	/s/ Yosuke Shinoda
Name: Yosuke Shinoda
Title: Chief Executive Officer

Date: January 27, 2026